Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000.     Amended 30/9/2001

Name of entity
pSivida Limited

ABN	Quarter ended (“current quarter”)
98 009 232 026	31 December 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A’000	Year to date (6 months) $A’000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(485)	(792)
		(b) advertising and marketing	-	-
		(c) research and development	(2,741)	(5,260)
		(d) leased assets	-	-
		(e) other working capital	(2,116)	(3,465)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		162	246
1.5	Interest and other costs of finance paid		(1)	(1)
1.6	Income taxes paid		-	-
1.7	Other	- other income	21	42
		- income received in advance	494	494
	Net operating cash flows		(4,666)	(8,736)

+ See chapter 19 for defined terms.
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Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

			Current quarter $A’000	Year to date (6 months) $A’000
1.8	Net operating cash flows (carried forward)		(4,666)	(8,736)
	Cash flows related to investing activities
1.9	Payment for acquisition of:
		(a) businesses (item 5)	-	-
		(b) equity investments	(1,065)	(1,086)
		(c) intellectual property	-	-
		(d) physical non-current assets	(345)	(778)
		(e) other non-current assets	-	-
1.10	Proceeds from disposal of:
		(a) businesses (item 5)	-	-
		(b) equity investments	-	-
		(c) intellectual property	-	-
		(d) physical non-current assets	-	-
		(e) other non-current assets	-	-
1.11	Loans to other entities		-	-
1.12	Loans repaid by other entities		-	-
1.13	Other		-	-
	Net investing cash flows		(1,410)	(1,864)
1.14	Total operating and investing cash flows		(6,076)	(10,600)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.		-	5,636
1.16	Proceeds from sale of forfeited shares		-	-
1.17	Proceeds from borrowings		19,927	19,927
1.18	Repayment of borrowings		-	-
1.19	Dividends paid		-	-
1.20	Other	- share issue costs	(88)	(469)
		- other financing costs	-	(33)
	Net financing cash flows		19,839	25,061
	Net increase (decrease) in cash held		13,763	14,461
1.21	Cash at beginning of quarter/year to date		13,528	12,892
1.22	Exchange rate adjustments to item 1.20		392	330
1.23	Cash at end of quarter		27,683	27,683

+ See chapter 19 for defined terms.
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Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	548
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions
	1.2(a) Staff costs include consultants and directors’ fees paid by pSivida.
	1.2(c) Research and development costs include all expenditure incurred by pSiMedica and pSiOncology.

Non-cash financing and investing activities
2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On October 3, 2005, we entered into a merger agreement with CDS, a Boston-based company engaged in the design and development of drug delivery products.  The merger agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving the merger as a wholly-owned subsidiary of pSivida with the name of pSivida Inc.  After approval by the required majorities of both companies’ shareholders and the fulfilment of other closing conditions, the merger was completed on December 30, 2005.  Under the terms of the agreements a total of 161,047,790 ordinary shares (represented by 16,104,779 ADSs) were issued, 159,036,610 ordinary shares (represented by 15,903,661 ADSs) in exchange for the outstanding CDS’ common and preferred shares on the date of the acquisition and 1,211,180 ordinary shares (represented by 121,118 ADSs) in accordance with CDS staff and director retention agreements.  As of December 31, 2005, the ADSs received by the former CDS stockholders represented approximately 41.3% of the capital stock of the combined company.  Certain former shareholders of CDS received cash rather than ADSs for their CDS shares.  In addition, each outstanding option to purchase CDS stock was assumed by us and converted into an option to acquire such number of ADSs as the holder would have been entitled to receive in the merger if such holder had exercised such option in full immediately before completion of the merger.

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

+ See chapter 19 for defined terms.
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Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	19,927
3.2	Credit standby arrangements	-	-

On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15.0 million in a private placement to the selling security holder.  The note may be converted into ADSs at any time prior to November 16, 2008 at a conversion price of US$7.10 per ADS, subject to adjustment upon specified events, including a price-based weighted average anti-dilution provision, and further subject to adjustment for stock splits, combinations or similar events.  The conversion price will also be adjusted to the market price of ADSs for the ten trading days ending May 5, 2006, if such price is lower than US$7.10.  We can automatically convert the note into ADSs at the conversion price, as adjusted, in certain specified circumstances, including if the ADSs consistently trade at a price that is twice the conversion price over a specified period.  The note bears interest at a rate of 8% per year, and in certain circumstances we may be able to pay the interest in ADSs instead of cash.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	2,406	1,502
4.2	Deposits at call	25,277	12,026
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	27,683	13,528

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

+ See chapter 19 for defined terms.
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Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:  ............................................................ Date: 31 January 2006
(Company secretary)

Print name:  Aaron Finlay

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2- reconciliation of cash flows arising from operating activities to operating profit or loss
•	9.2- itemised disclosure relating to acquisitions
•	9.4- itemised disclosure relating to disposals
•	12.1(a)- policy for classification of cash items
•	12.3- disclosure of restrictions on use of cash
•	13.1- comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.
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